

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2007

Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street, P.O. Box 7000
El Dorado, AR 71731

> **Re: Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-08590**

Dear Mr. Fitzgerald:

We have reviewed your response letter dated July 30, 2007 and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

1.   We have reviewed the supplemental information you provided in response to prior comment four of our letter dated June 28, 2007.   There are four forecasts which we need more information to understand your forecast of future production. Included in these are the following wells:

- Habanero OCS G 15879 Well 2A: Why flat for a year and then a flatter decline than previously?
- Green Canyon 679 & 680 OCS G 21811 Well 679 #3: Why flat for a year and then instantaneous increase of 1,000 barrels per day?
- Miss Canyon 289 OCS 21752 Well 1 ST2: Why flat for a year before decline?
- Miss Canyon 538 & 582 Medusa OCS G 16614 Well A-1B: Why flat for two years?

2.   There are three forecasts which appear to be show more favorable production trends than that indicated by historical performances. Included are the following wells:

- Habanero OCS G 15879 Well 2A
- Green Canyon OCS G 21790 Well A-8 S1
- Green Canyon OCS G 21811 Well 679 #1ST3

Please provide additional information to support these forecasts of future production.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief